Exhibit (a)(17)

SUN CAPITAL SAYS LATEST TENDER COUNT INDICATES
OFFER FOR KELLWOOD WILL BE SUCCESSFUL

Urges All Kellwood Shareholders to Tender Shares
By Midnight Tonight To Assure Prompt Payment

New York, February 12, 2008 — Sun Capital Securities Group, LLC today announced that, as of 5:00 p.m. yesterday, 10,118,845 shares of Kellwood Company (NYSE: KWD) have been tendered into Cardinal Integrated, LLC’s $21.00 per share cash tender offer for Kellwood and not withdrawn.  This number of shares, when added to Sun Capital’s existing 11.4% stake, represents approximately 57% of Kellwood’s total outstanding shares.

If the tendered shares are not withdrawn prior to expiration of the offer tonight at 12:00 midnight New York City time, Sun Capital would hold a majority of Kellwood’s outstanding common shares, which would allow it to close the tender offer and promptly pay for all tendered shares.  Shareholders who do not tender their shares in the offer will not receive payment until the merger has been completed, which could take several months.

Shareholders with questions regarding tendering their shares should log on to www.kellwoodvalue.com or call D. F. King & Co., Inc. at (800) 269-6427.

About Sun Capital

Sun Capital Partners, Inc. is a leading private investment firm focused on leveraged buyouts, equity, debt, and other investments in market-leading companies that can benefit from its in-house operating professionals and experience. Sun Capital affiliates have invested in and managed more than 180 companies worldwide with combined sales in excess of $35.0 billion since Sun Capital’s inception in 1995. Sun Capital has offices in Boca Raton, Los Angeles, and New York, and affiliates with offices in London, Tokyo, and Shenzhen.

Additional Information and Where to Find It

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Kellwood.  The offer to purchase or solicitation of offers to sell is being made pursuant to a Tender Offer Statement on Schedule TO (including the Offer to Purchase, Letter of Transmittal and other related offer documents) filed by Cardinal Integrated, LLC with the SEC on January 15, 2008.  Before making any decision with respect to the offer, Kellwood stockholders are advised to read these documents, as they may be amended from time to time, and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information, including the terms and conditions of the offer.  Kellwood stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov, or by calling D.F. King & Co., Inc., the Information Agent for the offer, at (800) 269-6427.  Purchase and other tender offer documents will also be available at http://www.KellwoodValue.com.

This press release and the Offer to Purchase do not constitute a solicitation of a proxy for or with respect to any annual or special meeting of Kellwood’s stockholders.  Any such solicitation will be made only pursuant to separate proxy solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements.  All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements.  These statements are based on current expectations of Sun Capital Partners, Inc. and its affiliates and currently available information.  They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.  Sun Capital does not assume any obligation to update any forward-looking statements contained in this press release.

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Contact:

Media:	Stockholders:
Sard Verbinnen & Co	D.F. King & Co., Inc.
Jim Barron/Maggie Pisacane/	Richard Grubaugh/
Nathaniel Garnick	Edward McCarthy
(212) 687-8080	(212) 269-5550